SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For June 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.
Yes               No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2007, incorporated by reference herein:

Exhibit

99.1 Release dated June 7, 2007, entitled “DRDGOLD AND MINTAILS LIMITED
       ANNOUNCE EAST RAND GOLD TAILINGS TREATMENT JOINT
       VENTURE AND AGREEMENT WITH ANGLOGOLD ASHANTI LIMITED.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: June 7, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARBN: 086 277 616
JSE trading symbol: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD”)
DRDGOLD AND MINTAILS LIMITED ANNOUNCE EAST RAND GOLD
TAILINGS TREATMENT JOINT VENTURE AND AGREEMENT WITH
ANGLOGOLD ASHANTI LIMITED

DRDGOLD and Mintails Limited (ASX: MLI) today announced the formation of a new joint venture (“the JV”) between Mintails SA (Pty) Limited (“Mintails SA”), a wholly owned subsidiary of Mintails Limited, and DRDGOLD South African Operations (Pty)
Limited (“DRDGOLD SA”), which is 74% held by DRDGOLD with the balance being held by its BEE partners, Khumo Gold SPV (Pty) Limited and an employee trust. The JV has acquired from AngloGold Ashanti Limited (“AngloGold Ashanti”) significant gold-
bearing tailings materials created from historic gold production and remaining infrastructure surrounding ERGO, a surface reclamation operation on South Africa’s East
Rand goldfields which was discontinued by AngloGold Ashanti in 2004.

It is envisaged that the JV, together with the additional tailings resources and infrastructure acquired from AngloGold Ashanti, will create significant potential for the processing of surface gold tailings on the East Rand goldfields.

Over its 25-year history, ERGO processed more than 890 million tonnes of tailings material on the East Rand and produced approximately 8.2 million ounces of gold through two plants, Brakpan and East Daggafontein. These two plants were purchased by
Mintails SA in 2006.

Following discussions initiated in the first quarter of 2007, the JV parties agreed to pursue a strategy to consolidate certain of their assets on the East Rand. Mintails SA will contribute one fully refurbished CIL circuit at the Brakpan plant and DRDGOLD SA will contribute the Elsburg Tailings Complex, comprising approximately 180 million tonnes of tailings.

Mintails SA and DRDGOLD SA will each own 50% of the JV. The JV will be managed by Crown Gold Recoveries (Pty) Limited, a subsidiary of DRDGOLD SA, which has treated more than 200 million tonnes of sand and slime and produced approximately 2.8 million ounces of gold through its plants.

The initial phase of the project envisages the refurbishment of one CIL circuit at the
Brakpan plant which will have the capacity to treat an estimated 1.25 million tonnes of tailings per month. This is dependent on the outcome of the current drilling and testing evaluation. Depending on the outcome of the feasibility study, it is possible that the first gold production could commence within 24 months. The process will involve the treatment of tailings from the Elsburg Tailings Complex through the Brakpan plant with residue being deposited on the East Daggafontein deposition site.

The JV has entered into a Sale of Assets agreement with Anglogold Ashanti in terms of which the JV will acquire the remaining moveable and immovable assets of ERGO.
These assets will be operated by the JV, for its own account, under the Anglogold
Ashanti authorisations until new order mining rights have been obtained and transferred to the JV. These assets, comprising servitudes (access agreements), infrastructure, piping, equipment and the right to an additional 15 million tonnes of tailings material, provide a platform to consolidate these tailings assets with the Elsburg Tailings.

If certain necessary criteria are met, the JV parties consider that the consolidation and treatment of these remaining surface assets on the East Rand could provide significant potential value-add to the JV and to the respective participants.

On 26 April 2007, Mintails and DRDGOLD announced the formation of a separate joint venture company to explore, evaluate and potentially mine gold and uranium by open cast and underground mining methods on the West Rand. This West Rand joint venture is a distinct and separate entity from the JV described above. The West Rand joint venture is expected to list as a new company on the Australian Stock Exchange in due course, once the Initial Public Offering is completed.

7 June 2007

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